P.E.
4-1-02

0-30848

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION



02050067

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report
under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

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Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

INDEX

Document
No.   Document

1.   Northern Rock plc - Notification of Acquisition of Shares by Northern
                              Rock Employee Trust

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 23 July 2002   By: _____

                              Name: C Jobe
                              Title: Company Secretary

st:gsf

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22/7/02

Northern Rock plc
Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 19 July 2002 of 430,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to executive directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of £6.4064 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 4,881,420 Ordinary 25p Shares, representing 1.16% of the Company's issued share capital.

The executive directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

22|7|02